September 28, 2007 Ms. Rolaine S. Bancroft Staff Attorney Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549-3561

Mayer, Brown, Rowe & Maw LLP

71 South Wacker Drive

Chicago, Illinois 60606-4637

Main Tel (312) 782-0600

Main Fax (312) 701-7711

www.mayerbrownrowe.com

Julie Anne Gillespie

Direct Tel (312) 701-7132

Direct Fax (312) 706-8328

jgillespie@mayerbrownrowe.com

Re:	CNH Wholesale Receivables LLC Amendment No. 3 to Registration Statement Filed September 15, 2006 File No: 333-133489

Dear Ms. Bancroft:

The Registrant is submitting herewith, electronically via EDGAR, Amendment No. 4 to the captioned Registration Statement on Form S-3.  In addition, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 4, which have been marked to show the changes from the Registration Statement as filed on September 15, 2006.

If you have specific questions you would like to discuss, please do not hesitate to contact me at (312) 701.7132. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Julie A. Gillespie
Julie A. Gillespie